FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

 Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Attached is an English translation of the Annual Report corresponding to the fiscal year ended on December 31, 2012 filed by the Company with the Peruvian Comisión Nacional Supervisora de Empresas y Valores – CONASEV.

Cementos Pacasmayo S.A.A.

2012 ANNUAL REPORT

Cementos Pacasmayo S.A.A. Listed on the NYSE

In February 2012 Cementos Pacasmayo became the first Peruvian cement company to list its shares on the New York Stock Exchange (NYSE).

The ADRs were placed at a price of $11.50 each. The Company raised the sum of $256 million thanks to this listing.

The capital raised from this operation will be invested in expanding the cement business and in developing new projects.

New Cement Plant in Piura

During the present financial year, the Board of Directors has agreed to proceed with the installation and activation of a new cement plant in the city of Piura, with an operational capacity of 1.6 million metric tons of cement per year, for the purpose of meeting the increasing demand for cement in northern Peru.

We have contracted the Thyssenkrupp Polysius and Loesche companies to develop the engineering and provide the main plant. We hope to begin construction of this facility during the course of the first half of 2013 under a “turnkey” arrangement. We are currently awaiting the approval of an Environmental Impact Study (EIS), which is in the final stages following the Public Hearing, which took place in December 2012.

This project represents both a huge challenge and a significant motivation for the Pacasmayo Group, since we hope that it will be the most modern cement plant in Peru.

Organizational Culture

Sharing the Strategic Focus

OUR VISION

To join the top 10% of cement companies in Latin America both in profitability and in environmental responsibility.

OUR MISSION

We are an innovative company that specializes not only in cement but also in lime and construction materials.

OUR COMMITMENT

To create value through innovation, quality, operational efficiency, care for the environment, social responsibility, safety and the fostering of clients and human resources.

OUR VALUES

Creativity

The capacity to think differently.

Excellence

Experiencing a process of continual improvement and always striving to do things better.

Integrity

This means living with rectitude and under the principles of honesty, respect and fairness.

Responsibility

Respect high standards of safety, care for the environment and contribute to sustainable development of local communities.

Teamwork

Always listen to the ideas of others in order to attain common goals, thereby creating a climate of confidence and learning from our mistakes.

Activities Related to Our Corporate Commitment

Quality Control

Compliance with Quality Control was maintained via verification of the compliance of our products with requirements, thereby contributing to client satisfaction.

Inter-laboratory programs relating to cement's resistance to compression were carried out in collaboration with the CPSAA and CSSA laboratories along with an external laboratory.

Physical tests were performed in accordance with the API Standard for the production of petroleum cements. In addition, training was carried out by plant and sales force personnel relating to Quality Control and the Cementing of Oil Wells.

Concrete designs were optimized in the DINO plants, verification was made of compliance with the performance requirements of additives, defining the maximum doses to be used and developing parameters for evaluating the conformity of additives from other providers.

Development continued of the monthly mixing of concrete with different types of cement for the purpose of evaluating their performance in the concrete.

Internal and external training development continued, the highlight being the attainment of international certification by 18 participants as “Field Testing Technician Grade 1” by the American Concrete Institute (ACI). Training talks were also delivered to clients.

As part of the oversight of the Quality Control System (Sistema de Gestión de Calidad — SGC), three internal audits were carried out for CPSAA and two internal audits for CSSA, DINO S.R.L. and Dinoselva. Courses were also given on the “Training of Internal Auditors ISO 9001” at CPSAA.

In May and December 2012, follow-up external ISO 9001 audits were carried out by the SGS company of Peru in which the auditors recommended the continuation of our ISO 9001 certification.

Finally, follow-up was performed with respect to complaints from our clients together with compliance with the term set for responding to client complaints by the Rally at DINO. As a result, a compliance rate of 83% was obtained for 2012. Moreover, client perception that appropriate attention had been given to complaints was 54% in 2012.

Research and Development

Improvements were made to the dosages of Cementos Portland and Cementos Portland with additives with respect to quality assurance requirements, lower production cost and better performance.

Two new types of cement are being developed to complement our product portfolio.

The following dry bagged products are at a laboratory stage of development: concrete, mortar for building foundations and mortar for finishes and plasters. Tests were also carried out for the development of high-resistance concrete and shotcrete.

Safety and the Environment

1. Safety

In keeping with the existing strategy, Industrial Safety management has continued in 2012 by emphasizing a strengthening of the culture of safety in the operations of every unit of the organization, including the launch of an ambitious project called “Excellence in a Culture of Safety,” which has been developed in consultation with DUPONT, a company with a worldwide reputation for its high performance level and achievement in this area. These measures have been applied company-wide and are aimed at placing us on a par with world-class companies.

We have also maintained our training levels in 2012, exceeding the goal of 35 man hours of training, by reaching an average of 42 man hours for the year, which goes hand-in-hand with the objective described above.

Another element reinforcing the aforementioned strategy is that the safety factor is now measured in each operational area of the company, for which purpose a specific program has been developed for each responsible officer that measures their compliance on a monthly basis. Excellent results have been attained based on the involvement of each operational officer.

2. Environment

In keeping with the existing strategy, 2012 has seen 100% implementation of planned environmental projects and improvements.

We are performing a full structural evaluation of each area and each aspect of the process and its operation by means of a minute evaluation of each stage in the process. By determining the negative factors that contravene the desired outcome, this allows us to make our environmental improvements sustainable and will allow us to set new benchmarks as they are reached in environmental matters.

The company has a Management System that allows us to keep within the legal environmental framework. This is reflected in compliance with the environmental undertakings assumed with respect to regulatory bodies, along with the results obtained from the monitoring of air quality, which are within Maximum Legal Limits.

Community Relations

In 2012 the Community Relations area launched an organizational restructuring process aimed at a more efficient use of social investment and the establishment of mechanisms that permit our employees to see a heightened development of their activities with respect to their objectives for 2021 [sic: 2012].

A Directorate of Corporate Social Responsibility has been set up as part of the corporate value chain in the activities of Cementos Pacasmayo S.A.A. This has allowed the development of improved synergies between the Community Relations (RRCC), Environment and Security (SMA) and Human Resources (RRHH) areas with respect to our commitments for the sustainable development of our communities.

The following objectives have been strengthened:

- Maintaining a harmonious relationship with our environment and contributing to its development.

- Preventing social conflicts in our operations and in new projects.

New employees have been added to those involved in Community Relations for Operations and for Projects, both of which have been formed into a single team.

Social investment has been strengthened in the following important areas:

Educational Programs:

Fondo Educativo Luis Hochschild Plaut (Luis Hochschild Plaut Educational Fund) in association with TECSUP

Centro de Desarrollo Tecnológico (Center for Technological Development) in association with TECSUP

Matemáticas para Todos (Math for All) in association with the Instituto Apoyo (Support Institute)

Support for the improvement of basic educational infrastructure

Sponsorship of the Beca 18 (Scholarship 18) program.

Develop proposals for the SENATI and SENCICO technical instruction programs.

Promotion of health by means of:

Medical campaigns approved by the Ministry of Health.

Support for the implementation of medical teams.

Support for the improvement of basic healthcare infrastructure.

Support for healthy school programs.

Local development by means of:

Economic and logistical support for local initiatives promoted by municipalities and institutions in our areas of influence.

Good Corporate Governance Practices

Cementos Pacasmayo S.A.A. counts among its objectives the continual improvement of its good corporate governance practices, and is actively committed to developing these for the benefit of its shareholders and the market in general.

Economic Environment

The development of the world economy remained at lower levels than had been expected during 2012.

The deceleration of the Chinese economy, the slow growth shown by the United States (2.0% GDP) and the recession in Europe (the GDP of the Euro zone fell by 0.3%) were the determining factors in this low growth. The growth of the world economy in 2012 was 3.5%, a lower growth than the 3.7% of 2011. However, as in earlier years, this growth has been led by the emerging economies that attained a growth rate of 5.6% 2012, while the GDP of the more developed economies only grew by 1.4%.

Of the emerging economies, China experienced a growth rate of around 7.8%, while growth stood at around 2.6% for the Latin American countries.

In Peru, internal demand grew almost 8%. However, the external sector was affected by weak world growth. This environment allowed GDP to grow by 6.29% in 2012, a rate of growth higher than that of the region as a whole.

Internal growth was driven by the dynamism of those companies associated with the construction, commercial and service sectors, which showed growth rates of 15.7%, 6.7% and 7.6% respectively. The least favored sectors were those of Fisheries (‒6.5%) and Hydrocarbons (2.2%).

Trade balance showed a positive return of US$5.208 billion. International reserves increased from US$48.816 billion in December 2011 to US$63.991 billion in December 2012.

Inflation for the year was 2.7%, a rate that is within the annual parameters fixed by the BCR (between 1% and 3%). The new sol gained 5.6% against the dollar. This currency closed at the end of 2012 at rates of 2.55 sols to the dollar versus 2.70 sols to the dollar at the end of the previous period.

Public investment increased 24.6% on the previous period while private investment showed an increase of 13.6%.

The National Cement Market

During the period between December 2011 and November 2012, shipments of cement totaled 9,867,511 metric tons, improving on the 8,389,694 metric tons shipped during the same period in the previous year (December 2010 to November 2011).

The production facilities of Cementos Pacasmayo and Cementos Selva shipped a total of 2,231,928 metric tons (15.3% more than was shipped during the same period in the previous year).

Market share gained by Cementos Pacasmayo and Cementos Selva during this period was 22.0%.

Cement Production

The production of cement at the Pacasmayo plant reached 2,052,642 metric tons (improving on the 1,749,868 metric tons produced in the previous year).

Production of this quantity of cement required 1,453,406 metric tons of clinker, and 599,236 metric tons of additives such as gypsum, blast furnace slag, pozzolana, lime and diatomite.

The total production of clinker was 1,208,343 metric tons.

Production in the Rioja plant was 2.4% higher than the previous year, reaching a volume of 200,266 metric tons, which required 164,512 metric tons of clinker and 35,754 metric tons of additives.

Commercial Consolidation

2012 was a year of commercial consolidation for the company, during which the following important accomplishments were recorded:

1.	The Pacasmayo brand was further strengthened, again recording a high level of retention (98%).

2.
The Red Comercial DINO (DINO Business Network) experienced another year of growth and consolidation, increasing the number of associated vendors from 200 to 300 during the course of the year and retaining its position as the first choice for the purchase of construction materials in northern Peru.

3.
Launch of the Red DINO Selva (DINO Selva Network) in the northeast region of Peru, building on the successful DINO business model, in association with the 33 most important hardware stores in the region.

4.	Successful entry into social networks with the launch of several online communication channels to the target audience, attaining a following in excess of 100,000 fans on Facebook.

5.
Launch of the Club Maestro de Obra DINO (DINO Master Builder Club) towards the end of the year based on psychographic studies of the target and extensive surveys of the main cities in the North, resulting in an initial intake in excess of 4,800 qualified master builders who joined as members of the program.

In addition, the year has seen a strengthening of the “Puesto en Destino” logistical model, under which system 99% of our cement was being sold by the end of 2012.

Consolidated Financial Results of Cementos Pacasmayo S.A.A. and its Subsidiaries

Sales

In 2012, consolidated sales revenue for Cementos Pacasmayo and its subsidiaries reached S/. 1.1698 billion (a 17.6% increase in sales revenue on the previous period). Of this revenue, 83.1% was owed to sales of cement, concrete and blocks.

Gross Profit

The consolidated gross profit of Cementos Pacasmayo and its subsidiaries in 2012 was S/.  456.8 million, a 7.4% increase on the S/. 425.5 million and the previous year.

Consolidated Profits for the Period

Profits for the period 2012 were S/.  155.6 million. Profits earned in the 2011 period reached S/.  65.5 million, though it should be noted that profits for 2011 were to a large extent affected by a devaluation of zinc mining assets in September 2011 (S/.  67.2 million) and to a lesser extent by changes in the reporting of some accounts in accordance with the IFRS (International Financial Reporting Standards).

EBIDTA

Company earnings before the deduction of earnings before interest, taxes, depreciation and amortization (EBITDA) were S/.  278.5 million, a higher return than the S/. 166.5 million earned in 2011. This difference can in part be explained by the extraordinary and unique events that took place in 2011.

Principal Subsidiaries

CEMENTOS SELVA

The sales volume of cement produced by Cementos Selva was 215,409 metric tons, an increase of 12.97% on the 190,672 metric tons sold during the previous period.

Revenue from the sale of prefabricated blocks and pavings in the Selva area saw a 21.74% increase, rising from S/.  4.6 million in 2011 to S/. 5.6 million in 2012.

The total production of cement in 2012 was 200,266 metric tons.

In 2012, work began on the final phase of the installation of a new production line that will increase cement production capacity to 440,000 metric tons/year.

With respect to long-term commitments, the company has an outstanding debt accrued in connection with the purchase of the Rioja plant, the balance of which as of December 31, 2012, is S/.  11.4 million. This amount shall be repaid over the next six years.

DINO

During 2012, revenue from the sale of cement, concrete, prefabricated products and other lines increased by 17.4%, 20.7%, 26.3% and 15.3%, respectively, while metal sales fell by 1.4%.

Sales of products manufactured by Cementos Pacasmayo S.A.A. amounted to S/. 684.4 million, which represents 73.0% of the sales made by Dino.

Sales of products manufactured by Dino amounted to S/. 134.4 million and sales of products manufactured by third parties amounted to S/.  118.7 million, representing 14.3% and 12.7% of sales by Dino, respectively.

In 2012, 392,501 cubic meters of premixed concrete were shipped, a figure 22.1% higher than the 321,465 cubic meters shipped in 2011.

The volume of sales of prefabricated blocks and pavings increased from 24,450,000 units sold in 2011 to 36,867,000 units in 2012.

Metal sales represented 86.5% of the total sales of third-party products.

DINOSELVA IQUITOS

Dinoselva Iquitos enjoyed a revenue of S/.  83.9 million. Operating profits for 2012 were S/. 2.7 million, EBITDA was S/.  2.7 million with net profits of S/. 1.8 million, while those in 2011 were S/. 2.7 million, S/ 2.8 million and S/. 1.9 million, respectively.

FOSFATOS DEL PACÍFICO

The Bayóvar Phosphates Project

The Bayóvar project originated in the award of the Bayóvar No. 9 concession to Cementos Pacasmayo S.A.A. on August 29, 2007, in the Concurso Público Internacional (Public and International Invitation to Tender) No. PRI-087-2007 to encourage private investment in the remaining concessions of the Bayóvar area.  This concession is located in the district and province of Sechura, Piura Department, approximately 1,000 km north of Lima, 110 km south of Piura and 30 km from the Pacific Ocean.

The Golder Associates company estimates the size of the deposit at 540 million tons with a P2O5 content of 18.5%.  Moreover, laboratory tests to estimate optimization and variability carried out by FL Smidth & Jacobs [sic] established that the final product would have a concentration of approximately 29%‒30% of P2O5 and an approximate recovery rate of 75%.

From an industrial standpoint, pilot tests were carried out beginning in January 2012 by the FL Smidth & Jacobs [sic] (USA) company and were completed in May. These tests provided confirmation of the results of the laboratory tests carried out previously.

In February an international invitation to tender was held for the development of the Basic Engineering and the Feasibility Study for the project, which includes the following components (Mining, Processing Plant, Port, Power Lines, Roads and Access, and Water Supply). The international invitation to tender was divided into the following parts: (1) Mining, (2) Processing Plant, Mining Access and Infrastructure, (3) Port and (4) Energy Supply and Water Supply. Companies with broad experience in the phosphate, Port, Infrastructure, Energy and Water Supply, and Mining industries were invited to compete. The award for Basic Engineering was made based on specialization in May, and it is expected that this will culminate in March 2013. The companies involved in developing this stage are: Golder Associates for the mine study, the FL Smith Minerals-Jacobs-Golder Associates consortium for the plant study, Berenguer Ingenieros for the port study and Pepsa Tecsult and Aecom for the electrical and water supply study.

Metallurgical tests using samples taken from new drills in Bayóvar Concession 9 have been carried out at the laboratory level by the Golder Associates company since October 2012, with the aim of obtaining the necessary information to certify the reserves under the JORC and NI 43-101 international standards. It is hoped that the metallurgical tests will be concluded in the first quarter of 2013.

Installation of the chemical and metallurgical laboratory for the project was completed in December. This is located in Bayóvar among the installations of the Planta de Ladrillos (brickworks). This laboratory has all the latest equipment required to perform analyses both of the Mineral and all the different products derived from the processing. In addition, it will also allow more detailed knowledge of the quality of the final product and its recovery together with the percentage of P2O5.

The facility for the production of diatomite bricks is currently at a testing stage, which we hope will be completed during 2013.

SALMUERAS SUDAMERICANAS S.A.

Salmueras Sudamericanas Project

Salmueras Sudamericanas S.A., which was founded by Cementos Pacasmayo S.A.A. (74.9%) and QUIMPAC S.A. (25.1%), is developing the brine project in the Sechura desert, which includes the Cañacmac, El Tablazo and Ñamuc concessions that together cover an area in excess of 135,000 hectares.

The project consists of extracting brine (salt water with a high concentration of potassium, magnesium and bromine minerals, among others) from subterranean deposits, and then processing it to produce fertilizer, balanced feed and other industrial raw materials. It is planned to produce potassium sulfate, magnesium oxide, dicalcium phosphate (DCP) and liquid bromine.

In 2012 the German firm K-UTEC was entrusted with the development of basic engineering for the project, which will be fully delivered in mid-2013. The work entrusted to K-UTEC includes: design of a system of solar evaporation pools, which aims to take advantage of climactic and geographical conditions for processing the brine concentrate; design of the potassium sulfate, magnesium oxide, dicalcium phosphate and bromine production plants; and design of the auxiliary service infrastructure.

In addition, permission was obtained from the COES in 2012 to expand the La Niña sub-station and the temporary concession for the power line, ensuring the supply of electrical power for the project.

Completed Projects

Among the main projects completed by the plants at Pacasmayo and Rioja during 2012 are the following:

In Pacasmayo

Increase in the Capacity of Kiln 2; including upgrades to the homogenization silo, cooler and the first interchange station, which, together with the entry into service of vertical kilns 5 and 6, increased clinker production capacity from 1.3 to 1.5 million metric tons.

Metal Silos for the Storage of New Types of Cement; increasing the storage capacity of the plant with two silos of 700m3 and 1,000m3, respectively.

Covering of the Limestone Field; installation of 8,900 m2 of cover to reduce the environmental impact of the limestone discharge.

Metal Clinker Transporter; with a capacity of up to 300 tons per hour, will provide a continuous transportation of clinker from the rotary kilns as a replacement for the current thermal belt.

Duct for Hot Gases from the Cooler of Kiln 3 toward Mill 7; generating savings of up to US$1,000,000 by eliminating the need for an oil bunker, together with savings in the cost of maintenance and spares; a reduction in lost production owing to faults in the burner together with a decrease in environmental impact thanks to a lowering of emissions.

New offices for the Operations Area, with a built area of 740 m2.

 Modernization of Bagging Plant 3; increasing its shipping capacity to 1,860 bags/hour for cement of up to 4,200 Blaine; 1,710 bags/hour for cement of up to 5,000 Blaine and 1,590 bags/hour for cement of up to 6,000 Blaine; includes electrical weighing and bag treatment system.

Modernization of Bagging Plant 4; increasing its shipping capacity to 4,200 bags/hour; includes electrical weighing and bag treatment and application system.

In Rioja

New 60/22.9/6 kV Sub- Station; the derivation in PI to the LT of 60 kV from Rioja‒Nueva Cajamarca will allow an increase in the power contracted by CSSA from 3.7 MW to 8 MW to increase the capacity of CSSA.

Electrical Sub- Station No. 3; will permit the distribution of 6 kV and 400 V of energy to develop that of CSSA and for future expansion, along with integrating the current Sub- Station 2 as a contingency measure by means of a 3 MWA transformer and cells of 22.9 and 6 kV.

Company Assets

Company stock is represented by 531,461,479 shares at a nominal value of S/.  1.00 each, while the investment shares of the company are represented by 50,503,341 shares of the same nominal value.

During financial year 2012, the consolidated assets of Cementos Pacasmayo S.A.A. and its subsidiaries increased from S/. 1.0736 billion as of December 31, 2011, to S/. 1.8941 billion as of December 31, 2012.

Payment of Dividends

In a meeting of the Board of Directors on October 17, 2012, it was agreed to distribute dividends in the amount of S/.  52,000,000 at S/.  0.089352513 per share, charged against cumulative results.

Consolidated Financial Statements

The results for financial year 2012, the cash flow and general balance sheet as of December 31, 2012, appear in the documents attached to this report. The aforementioned financial statements of Cementos Pacasmayo S.A.A. and its subsidiaries were audited by Messrs. Medina, Zaldívar, Paredes y Asociados, a member company of the Ernst & Young Group.

From the Board of Directors

The Board of Directors expresses its gratitude both to shareholders for the trust vested in it and to Management, executives and employees in general for their valuable collaboration.

Declaration of Responsibility

The present document contains information that is true and adequate with respect to the development of the business of Cementos Pacasmayo S.A.A. and its subsidiaries during 2012.  Without prejudice to the responsibility attaching to the issuer, the signatories make themselves responsible for its content in accordance with applicable legal provisions.

/s/ Humberto Nadel del Carpio	/s/ Manuel Ferreyros Pena
Humberto Nadel del Carpio	Manuel Ferreyros Pena
Managing Director	Vice-President,
Administration and Finance
/s/ Alfredo Tong Lam
Alfredo Tong Lam
Accountant

Lima, February 15, 2013

Business

General Information

Business Name:  Cementos Pacasmayo S.A.A.

Address: Calle La Colonia 150, Urbanización El Vivero, Santiago de Surco, Lima 33, Perú

Telephone: (511) 317-6000  Fax: (511) 317-6099

Incorporation and registration: Notarized Document dated December 10, 1998, issued by Notary Public Dr.  Gustavo Correa Miller, registered in entry No.  11076338 of the Registry of Corporate Bodies.

Group:  Cementos Pacasmayo S.A.A. belongs to the Inversiones Pacasmayo S.A. (IPSA) conglomerate. This conglomerate is also known as the “Grupo Hochschild” and consists mainly of the following companies:

Business Name	Corporate Purpose
Hartsdale Capital INC	Entrepreneurial activities
Farragut Holdings INC	Entrepreneurial activities
Inversiones Pacasmayo S.A.	Investments
Cementos Selva S.A.	Manufacture and marketing of cement
Distribuidora Norte Pacasmayo S.R.L.	Distribution and marketing
Dinoselva Iquitos S.A.C.	Distribution and marketing
Empresa de Transmisión Guadalupe S.A.C.	Energy transmission
Acuícola Los Paiches S.A.C.	Fishing and the development of fish farms
Zemex LLC	Investments
Zemex Industrial Minerals LLC	Investments
Suzorite Mineral Products LLC	Manufacture and marketing of industrial mining equipment
Fosfátos del Pacífico S.A.	Mining activities in the manufacture of fertilizers and chemical products
Salmueras Sudamericanas S.A.	Mining activities and the manufacture of salt, fertilizers and chemical products
Hochschild Mining PLC subsidiarias	Mining activities

Share Classes Created and Issued: Common and Investment

Company stock of the issuer is represented by 531,461,479 common shares, fully subscribed to and paid for, whose nominal value is one new sol per share, and which represent 91.32% of the totality of the shares in circulation.

Investment Shares correspond to 50,503,124 shares, whose nominal value is one new sol per share, and which represent approximately 8.68% of the totality of the shares in circulation.

Share structure: The participation of the ten largest shareholders expressed in percentages is as follows:

1. 2. 3. 4. 5. 6. 7. 8. 9. 10.	52.63% 19.52% 4.24% 4.03% 2.59% 2.29% 1.65% 1.05% 1.02% 1.00%

Shareholders with a participation greater than 5% of company stock:

Name and/or Business Name	Participation	Nationality	Conglomerate
Inversiones Pacasmayo S.A.	52.63%	Peruvian	IPSA/Hochschild
Jpmorgan Chase Bank N.A. FBO Holders of (ADRs)	19.52%	U.S.A.

* The composition of common shares underlying the ADRs is listed in the share register and the name of the depository, “J.P.MORGAN CHASE BANK, NA. FBO HOLDERS OF ADRS.” The total number of ADRs issued as of the end of December 2012 is 20,751,092 (equivalent to 103,755,460 common shares).

Shares with a Right to Vote

Holding	Number of Shareholders	Percentage of Participation
Less than 1%	7,471	9.98%
Between 1%‒5%	8	17.87%
Between 5%‒10%
Greater than 10%	2	72.15%
Total	7,481	100.00%

Investment Shares

Holding	Number of Owners	Percentage of Participation
Less than 1%	451	10.90%
Between 1%‒5%	4	6.10%
Between 5%‒10%	7	49.83%
Greater than 10%	1	33.17%
Total	463	100.00%

Description of Operations and Development

Corporate purpose:  The purpose of the company is to devote itself to the development and manufacture of cement, lime, aggregates, cement blocks and bricks, premixed concrete and other construction materials, their derivatives and related products, including their marketing and sale in the Republic of Peru and abroad; the exploitation, processing and marketing of industrial minerals together with the provision of land transportation services for goods at the national level on its own behalf and by third parties.

CIIU: 2694

Duration: Indefinite

Evolution of Operations:

1949

Founding of the Compañía Nacional de Cementos Portland del Norte.

1957

Start of commercial activities of the Compañía Cementos Pacasmayo S.A. with the installation of the first clinker production line completed in 1958.

Clinker production capacity stands at 110,000 metric tons/year.

1966

Completion of the installation of the second production line.

Clinker production capacity rises to 303,500 metric tons/year.

1977

Installation of line 3.

Clinker production capacity rises to 720,000 metric tons/year (not including line 1).

1994‒1995

Thanks to technological improvements, line 3 production capacity is expanded to 690,000 metric tons/year, with the capacity of the plant reaching 840,000 metric tons/year.

1998

Cement factory in the province of Rioja acquired from the regional government of San Martín.

New company created, called Cementos Pacasmayo S.A.A., resulting from the amalgamation of Cementos Norte Pacasmayo S.A. and Cementos Rioja y Cordasa.

2000

Installation of a new vertical mill in the Pacasmayo plant, which increases milling capacity.

Cementos Selva S.A. company incorporated.

2001

Capacity of the Selva plant expanded to reach 120,000 metric tons/year.

2007

Installation of three vertical kilns in the Pacasmayo plant.

2008

Installation of a fourth vertical kiln in the Pacasmayo plant.

Clinker production capacity rises to 1,241,000 metric tons/year.

Installation begins of a new vertical kiln at the Selva plant with a production capacity of 80,000 metric tons/year.

2009

Construction of a new cement silo with a capacity of 11,000 metric tons of cement.

2010

Installation of a new cement mill.  The milling capacity of the Pacasmayo plant increases by 1,200,000 metric tons/year.

Project carried out to convert the Waelz kiln to produce lime, in addition to zinc.

2011

Installation begins of two new vertical kilns in the Pacasmayo plant.

Construction starts on a new production line in the Rioja plant to increase installed capacity by 200,000 metric tons of cement per year to reach 440,000 metric tons/year.

Incorporation of Salmueras Sudamericanas S.A. together with Quimpac, the leading producer of chemical products in Peru, to develop brine products in our combined areas in the coastal zone of Piura in the North of Peru.

Sale in December of a minority holding in the company stock of Fosfatos del Pacífico S.A. to a subsidiary of the Mitsubishi Corporation in order to develop the phosphate deposits in the Bayóvar fields in northwestern Peru.

2012

Cementos Pacasmayo S.A.A. lists its shares on the New York Stock Exchange, becoming the first Peruvian cement company to be listed on this market.

Increase in production capacity of vertical kiln no. 2 which together with the installation of two new horizontal kilns increases installed capacity to 1,500,000 metric tons of clinker.

Expansion of new production line in the Cementos Selva plant for a trial period.

Project launched for the development of a new cement plant in Piura.

Description of the Sector:

There are seven cement-producing facilities in this country. Although there is no great difference between these concerning cost of production, producers have competed largely on the periphery of clearly defined market areas owing to the high costs of transport.

The Company’s main production plant is located in the city of Pacasmayo, 96 km north of the city of Trujillo.

In 1998 operations began at the production facility located in the city of Rioja, Department of San Martín, which is currently owned by the subsidiary Cementos Selva S.A.

The Company also owns the subsidiaries Distribuidora Norte Pacasmayo S.R.L. and Dinoselva Iquitos S.A.C., together with a network of affiliates that distribute a significant proportion of its products.

The other producers/importers of cement in Peru are:

Cementos Lima S.A., whose plant is located on the outskirts of Lima, is the largest manufacturer of cement in Peru.

Cemento Andino, located in the Department of Junín, mainly serves the central area of the country and a portion of the Departments of Loreto and Ucayali.

In October 2012, Cementos Lima and Cemento Andino joined to create the new company Unión Andina de Cementos S.A.A. — UNACEM S.A.A.

Yura S.A., located near Arequipa, mainly serves the South of Peru and the areas bordering Bolivia and Chile.

Cementos Sur S.A., whose plant is located near Juliaca, Puno Department, mainly serves the Andean area in the south of Peru.

Caliza Cementos Inca, located in Cajamarquilla, serves this area together with other provinces in the country.

There are, in addition, cement importers who essentially supply the cities of Lima and Iquitos.

Net Sales of Goods

(in thousands of sols as of December 31, 2012).

Market	2011	2012
Sales of Goods
- National	994,970	1,169.80

Products by Greatest Volume of Sale

Product	% of sales — 2011	% of sales — 2012
Cement, concrete and blocks	80.7	83.1
Construction supplies	14.4	12.2
Lime	4.6	4.5
Others	0.3	0.2

Investment Plans or Policies

Among the main projects completed by the plants at Pacasmayo and Rioja during 2012 are the following:

In Pacasmayo

Increase in the Capacity of Kiln 2; including upgrades to the homogenization silo, cooler and the first interchange station, which, together with the entry into service of vertical kilns 5 and 6, increased clinker production capacity from 1.3 to 1.5 million metric tons.

Metal Silos for the Storage of New Types of Cement; increasing the storage capacity of the plant with two silos of 700m3 and 1,000m3, respectively.

Covering of the Limestone Field; installation of 8,900 m2 of cover to reduce the environmental impact of the limestone discharge.

Metal Clinker Transporter; with a capacity of up to 300 tons per hour, will provide a continuous transportation of clinker from the rotary kilns as a replacement for the current thermal belt.

Duct for Hot Gases from the Cooler of Kiln 3 toward Mill 7; generating savings of up to US$1,000,000 by obviating the need for an oil bunker, together with savings in the cost of maintenance and spares; a reduction in lost production owing to faults in the burner together with a decrease in environmental impact thanks to a lowering of emissions.

New offices for the Operations Area, with a built area of 740 m2.

 Modernization of Bagging Plant 3; increasing its shipping capacity to 1,860 bags/hour for cement of up to 4,200 Blaine; 1,710 bags/hour for cement of up to 5,000 Blaine and 1,590 bags/hour for cement of up to 6,000 Blaine; includes electrical weighing and bag treatment system.

Modernization of Bagging Plant 4; increasing its shipping capacity to 4,200 bags/hour; includes electrical weighing and bag treatment and application system.

In Rioja

New 60/22.9/6 kV Sub- Station; the derivation in PI to the LT of 60 kV from Rioja‒Nueva Cajamarca will allow an increase in the power contracted by CSSA from 3.7 MW to 8 MW to increase the capacity of CSSA.

Electrical Sub- Station No. 3; will permit the distribution of 6 kV and 400 V of energy to develop that of CSSA and for future expansion, along with integrating the current Sub- Station 2 as a contingency measure by means of a 3 MWA transformer and cells of 22.9 and 6 kV.

Principal Assets

 (Net balances in thousands of S/.)

Description	2011	2012
Machinery and Equipment	528,182	526,629
Buildings and Installations	169,975	179,833
Land	199,099	211,585
Transportation Units	70,988	73,754
Work in Process and Units Receivable	194,351	334,564
Computer Equipment and Tools	8,346	10,190
Furniture and Appliances	4,264	4,954
Mine Closure	-	-
Mining Concessions	15,978	25,546
Mine Development Costs	6,218	27,780
Total	1,197,401	1,394,835

The Company possesses machinery and equipment acquired by means of a financial leasing contract outstanding as of December 31, 2011, for S/.  92,228,000; as of December 31, 2012, it has no financial leasing contracts outstanding.

As of December 31, 2012, and as a result of the signing of a trust agreement between the Company, La Fiduciaria S.A. and the Banco de Crédito del Perú, as representative of the secured creditors, there are several fixed and intangible assets guaranteeing the obligations of the Company.

As of this date, the only obligation of the Company secured by the aforementioned trust agreement is a loan agreement with the Banco Continental BBVA for 202.2 million sols.

Human Resources

The number of personnel and staff has varied as shown below (data as of December 31 each year):

	Dec. 2010	Dec. 2011	Dec. 2012
Executives	15	15	32
Employees	780	909	1,031
Workers	606	609	645
TOTAL	1,401	1,533	1,708

On the other hand, as of December 2012 the permanent and contracted personnel of the company was as follows:

	Permanent	Temporary
Executives	32	-
Employees	669	362
Workers	424	221
TOTAL	1,125	583

Judicial, Administrative or Arbitration Proceedings

As of December 31, 2012, and as of the issue of this report, we have no knowledge of any proceedings that might have a significant impact on operational results or the financial position of the Company.

Administration

List of Directors:

Name	Position	Director since
Eduardo Hochshild Beeck	Chairman	04.03.1991
Lino A. Abram Caballerino	Vice-Chairman	03.16.1989
Gianfranco Castagnola Zuñiga	Director	03.28.2003
Roberdo Dañino Zuñiga	Director	06.10.2008
Raimundo Morales Dasso	Director	03.27.2008
Humberto Nadal Del Carpio	Director	03.27.2008
Dionisio Romero Paoletti	Director	03.22.2005
Rolando Arellano Cueva	Director	03.30.2011
Hilda Ochoa-Brillembourg	Director	10.10.2011
Robert P. Bredthauer	Acting Director	03.28.2003
Manuel Ferreyros Peña	Acting Director	03.27.2008
Juan Incháustegui Vargas	Acting Director	10.10.2011

Eduardo Hochschild Beeck.

Mr. Hochschild has been director since April 1991 and currently Chairman of the Board. He is an engineer with a specialization in mechanics and physics with a Bachelor´s degree from Tufts University, Boston, U.S.A. Mr. Hochschild is also Executive President of Hochschild Mining plc and Asociación Promotora TECSUP and Chairman of IPSA, Vice Chairman of Peruvian Silver Patronage (Patronato de la Plata del Perú), Director of Banco de Crédito del Perú, El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros, Sociedad de Comercio Exterior del Perú-COMEX Perú, the National Society of Mining, Petroleum and Energy (Sociedad Nacional de Minería, Petroléo y Energía), a member of the Board of Trustees of the National University of Engineering. He is also an expert consultant for the Economic Counsel of the Episcopal Conference.

Lino Alfredo Abram Caballerino.

Mr. Abram has been a director since March 1989 and is currently the Vice Chairman of the Board. He is a Chemical Engineer graduated from Universidad Mayor de San Marcos and has a Master’s degree in Business Administration from Escuela Superior de Administración de Negocios-ESAN. In addition, Mr. Abram serves as Director of IPSA, Salmueras Sudamericanas S.A. and Cementos Selva S.A. He is member of the Executive Committee of ASOCEM. He has previously served as a Director of other companies and institutions such as Corporación Financiera de Desarrollo S.A., Tintaya S.A., Minpeco S.A., Hierro Perú S.A., Sider Perú S.A. and the National Society of Mining, Petroleum and Energy (Sociedad Nacional de Minería, Petroléo y Energía). Mr. Abram has also been Finance and Planning Manager of Minero Peru S.A. and Executive President of Inversiones Cofide S.A. Mr. Abram was Chief Executive Officer of the Company until April 2011.

Humberto Reynaldo Nadal Del Carpio.

Mr. Nadal joined our company as Corporate Development Manager in June 2007 and has served as our Director since March 2008 and Chief Executive Officer since April 2011. He has a Bachelor’s degree in Economics from Universidad del Pacífico and a Master’s degree in Business Administration from Georgetown University. He is the representative of Cementos Pacasmayo in the General Management of IPSA, Fosfatos del Pacífico S.A. and Salmueras Sudamericanas S.A. He has also been Chairman of the Board of Directors of Fondo Mivivienda. In April 2006, he joined Compañía Minera Ares S.A.C. (a subsidiary of Hochschild Mining plc) as Corporate Development Manager, a position he held until May 2007. Mr. Nadal has also served as Business, Administration and Finance Manager ot the Instituto Libertad y Democracia and Chief Executive Officer at Socosani S.A.

Rolando Antonio Arellano Cueva.

Mr. Arellano has been a Director since March 2011. He holds a degree in Psychology from Pontificia Universidad Católica del Perú, a Master’s in Business Administration from ESAN and a Ph.D. in Marketing from Grenoble University, France. In addition, he is the founding partner and serves as Chairman of the Board of Arellano Investigación de Marketing S.A., is professor at Centrum Catolica (Universidad Catolica del Peru Business School) and has taught at the Instituto Tecnológico de Monterrey in México, IESA in Caracas, among other universities. He was Director of the Master Program at ESAN, and Chairman of the Marketing Department and Director of the Master in International Business Program at Laval University, Quebec, Canada. He was the Chairman of the Peruvian Marketing Society and is the author of 16 books on business and marketing in emerging economies. Independent Director

Gianfranco Castagnola Zúñiga.

Mr. Castagnola has been a Director since March 2003. He has a degree in Economics from Universidad del Pacífico and a Master in Public Policy from Harvard University. Mr. Castagnola also serves as Executive President of Apoyo Consultoría S.A.C., Chairman of the Board of AC Capitales Sociedad Administradora de Fondos de Inversión S.A., and Director of Scotiabank Perú S.A.A., Saga Falabella S.A., Austral Group S.A.A., Lima Airport Partners S.R.L., Camposol S.A., Maple Gas Corporation del Perú S.A., Redesur S.A., Inmobiliaria Koricancha S.A. and other non-for-profit organizations. He served as a member of the board of the Central Bank of Peru from to 1996 to 2001. Independent Director

Roberto Dañino Zapata.

Mr. Dañino has been a Director since 1995. In July 2001 he resigned from the Board of Directors to take office as Prime Minister of the Peruvian Government, before rejoining the Board in June 2008. He is an attorney having graduated from the schools of Law of Harvard University and the Pontificia Universidad Católica del Perú. He was Peruvian Ambassador to the United States and Senior Vice-President and General Counsel of the World Bank. He has also been Partner and Chairman of the Latin American Practice at Wilmer Cutler & Pickering, Washington D.C. (now Wilmer Hale). He is currently Vice-Chairman of the Board of Directors of Hochschild Mining plc, Chairman of Fosfatos del Pacífico S.A. and a member of the Board of Directors of Salmueras Sudamericanas S.A. and Andino Minerals Inc., all of which are member companies of the Grupo Hochschild.  In Addition, he is Independent Director of Mibanco, PetroNova, Gold Fields International, La Cima S.A., CARE Perú, Results for Development, the Youth Orchestra of the Americas and ACCION International, among others.

Hilda Ochoa-Brillembourg.

Ms. Ochoa-Brillembourg was appointed as a Director in October 2011. She has a Bachelor of Science degree in Economics from the Universidad Católica Andres Bello of Venezuela, a Master’s degree in Public Administration from Harvard’s Kennedy School of Government and a PhD in Business Administration from Harvard Business School. She is the founder, and since 1987,  the President and Chief Executive Officer, of Strategic Investment Group and a group of affiliated investment management firms. From 1976 to 1987, she was Chief Investment Officer of the Pension Investment Division at the World Bank. Ms. Ochoa-Brillembourg is on the board of directors of General Mills, where she is also a member of the audit and public responsibility committees, McGraw-Hill, where she is also a member of its audit and financial policy committees, and the Atlantic Council of the United States. She is a lifetime member of the Council on Foreign Relations. Independent Director

José Raimundo Morales Dasso.

Mr. Morales has been a Director since March 2008. He has a Bachelor’s degree in Economics and Business Administration from Universidad del Pacífico and a Master’s in Business Administration from the Wharton Business School – University of Pennsylvania. Mr. Morales was the Chief Executive Officer of Banco de Crédito del Perú from November 1990 through March 2008. Currently, he is Chairman of the Board of Salmueras Sudamericanas S.A., Vice Chairman of the Board of Credicorp Ltd., Banco de Crédito del Perú, Banco de Crédito de Bolivia, Atlantic Security Bank and El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros and a member of the Board of Directors of Pacífico Vida Seguros, Alicorp S.A.A., Grupo Romero, Ceramica Lima S.A., Trebol Corporacion Ceramica S.A. and JJC Contratistas Generales.

Dionisio Romero Paoletti.

Mr. Romero has been a Director since March 2005. He has a degree in Economics from Brown University and a Master´s degree in Business Administration from Stanford University. He is the Chairman of the Board of Directors of Credicorp and Banco de Crédito del Perú, and the Chief Executive Officer of Credicorp since 2009. Mr. Romero has served as a board member of Banco de Crédito del Perú since 2003 and was appointed Vice Chairman in 2008. He is also the Chairman of the Board of Pacifico Peruano Suiza Cia. De Seguros y Reaseguros, Pacifico Vida Cia. De Seguros y Reaseguros and of the Grupo Romero’s companies such as: Alicorp S.A.A., Compañia Universal Textil S.A., Ransa Comercial S.A., Industrias del Espino S.A., Palmas del Espino S.A. and Agricola del Chira, among others. Furthermore, he has been Vice Chairman of the Board of  Inversiones Centenario and Director of Hermes Transportes Blindados and Banco de Crédito e Inversiones – BCI.

Manuel Ferreyros Peña.

 Mr. Ferreyros has been an alternate director since March 2008 and our Chief Financial Officer since January 2008. He is an alternate member of the Board of Directors of Fosfatos del Pacífico S.A. Mr. Ferreyros has a Bachelor´s degree in Business Administration from Universidad de Lima, a Multinational MBA at the Adolfo Ibañez School of Management, Miami and a Master’s in Business Administration from The College of Insurance in New York. Mr. Ferreyros has pursued the Advanced Management Program at Instituto Centroamericano de Administración de Empresas - INCAE and the CEO Management Program at Kellogg University, among others. Prior to joining Cementos Pacasmayo, Mr. Ferreyros was Chief Executive Officer of La Positiva Seguros y Reaseguros. Alternate Director

Robert Patrick Bredthauer.

Mr. Bredthauer has been an alternate director since March 2003. He has a degree in Business Administration from Hochschule St. Gallen and a commerce degree from the École Supérieure de Commerce, La Neuveville, and the École Supérieure de Commerce, Lausanne, both in Switzerland. Since 1976, he acted as Vice-President of Finance and Executive Vice-President of Cemento Nacional C.A. (Guayaquil, Ecuador) and prior to that was the regional controller for Holderbank Management and Consulting in Nyon, Switzerland. Independent Alternate Director

Juan Victoriano Incháustegui Vargas.

Mr. Inchaustegui has been a director since August 1995. He has a degree in Mechanical and Electric Engineering from Universidad Nacional de Ingeniería and he has attended the Advanced Management Program at the Universidad de Piura. Mr. Inchaustegui was the Peruvian Minister of Energy and Mines from March 1984 to July 1985, the Minister of Industry, Tourism, Integration and Trade Negotiations from February to July 2001, and he also served as a Senator of the Republic of Peru from 1990 to 1992. He was the Chief Executive Officer of Electroperú S.A. In addition, he served as President of Asociación Promotora TECSUP and as President of the Academy of Engineering, of which he is still a member.

Board Committees

Executive Committee

Our Executive Committee is mainly responsible for (i) supervising and supporting our management in executing the resolutions passed by our board of directors, (ii) executing the strategy approved by our board of directors, (iii) meeting short-term and medium-term goals, as well as designing action plans to meet such goals in accordance with the long-term strategy and goals approved by our board of directors, (iv) approving agreements or transactions involving amounts greater than US$3 million but less than US$20 million, (v) monitoring compliance with the annual budget and approving any significant deviations from approved levels of working capital, (vi) making strategic decisions that do not rise to the level of a full board approval, and (vii) approving and executing new projects in amounts up to US$20 million.

Audit Committee

The audit committee is responsible for reviewing our financial statements; evaluating our internal controls and procedures, and identifying deficiencies; the appointment, compensation, retention and oversight of our external auditors. Additionally, it is responsible for informing our board of directors regarding any issues that arise with respect to the quality or integrity of our financial statements, our compliance with legal or regulatory requirements, the performance and independence of the external auditors, or the performance of the internal audit function; and overseeing measures adopted as a result of any observations made by our shareholders, directors, executive officers, employees or any third parties with respect to accounting, internal controls and internal and external audit, as well as any complaints regarding management irregularities, including anonymous and confidential methods for addressing concerns raised by employees.

Antitrust Best Practices Committee

The Antitrust Best Practices Committee is responsible for informing our employees about our competition best practices and for monitoring compliance with such practices, including compliance with antitrust regulations.

Percentage of Total Remuneration Received by Members of the Board of Directors and the Management Team with Respect to Gross Revenue

	2011	2012
Directors	0.5	0.4
Management	2.7	1.8
Total	3.2	2.3

Management Team

Chief Executive Officer

Humberto Reynaldo Nadal Del Carpio

See “List of Directors”

Vice-President, Cement Business

Carlos Julio Pomarino Pezzia

Mr. Pomarino is our Vice President Cement Business since April 2009. He has a degree in Economic Engineering from Universidad Nacional de Ingeniería and a Master’s in Business Administration from Adolfo Ibañez School of Management and ESAN and pursued the Advanced Management Program at the Universidad de Piura. He served as Commercial Officer of the Company from 2002 to 2009 and as Chief Executive Officer of Distribuidora Norte Pacasmayo S.R.L. from 1998 to 2009. Prior to joining the Company, Mr. Pomarino worked as Administration and Finance Manager at Comercializadora de Alimentos S.A. and as Chief Financial Officer at Fábrica de Tejidos San Jacinto S.A.

Chief Financial Officer

Manuel Ferreyros Peña

See “List of Directors”

General Counsel

Jorge Javier Durand Planas

Mr. Durand has been our General Counsel since September 2008. Previously, he was legal Vice President and General Counsel of Hochschild Mining plc. He holds a Law degree from Universidad de Lima (Peru), and a Master’s in Business Administration from the Universidad del Pacífico (Peru). Among other studies, he has also completed the Management Program for Lawyers at the Yale School of Management. He joined the Hochschild Group in 1994. Mr. Durand currently also acts as a board member of Salmueras Sudamericanas S.A.

Industrial Development Manager, Cement Business

Rodolfo Ricardo Jordán Musso

 Mr. Jordan has been our Industrial Development Manager since June 2012. He has a degree in Civil Engineering from Universidad Católica del Perú and pursued an Advanced Management Program at the Universidad de Piura. Prior to joining the Company he served as Chief Executive Officer of the Mexican affiliate of Graña & Montero Ingenieros Consultores. From 2007 through 2009 he served as Marketing Manager of Distribuidora Norte Pacasmayo S.R.L.

Controller

Juan Manuel Yamamoto Shishido

Mr. Yamamoto has been Controller since 2006. He has a degree in Accounting from the Pontificia Universidad Católica del Perú and an Master’s in Business Administration from the Universidad San Ignacio de Loyola. Before joining the company he was Finance Manager of Edelnor S.A.A. and Sub-Manager of Treasury and Accounting of Edegel S.A.A.

Engineering and Projects Manager, Cement Business

Juan Guillermo Teevin Vásquez

Mr. Teevin has been our Engineering and Projects Manager for the Cement Business since June 2012. He has a degree in Mechanical Engineering from Universidad Nacional de Ingeniería and has pursued different studies in the Advanced Management Program at the Universidad de Piura, as well as Multinational MBA at the Adolfo Ibañez School of Management. Mr. Teevin was Operations Manager for the Company from June 2005 to December 2011.

Phosphate Project Manager

José Luis Arévalo Vega

Mr. Arévalo has been working for the company since 1976 and is currently serving as New Projects Manager. He has a degree in Electrical Engineering from the Universidad Nacional de Ingeniería, a degree from the Advanced Management Program at the Universidad de Piura and has also attended the Financial Project Management Program at UPC. Mr. Arévalo has served as Operating Officer of the company from 1998 to 2005, as Operations Vice-President of Zemex Corp. from 2005 to 2007 and as Project Manager of Hochschild Mining in Mexico from 2007 to 2008.

Corporate Development Manager

Joaquín Larrea Gubbins

Mr. Larrea has been our Corporate Development Manager since June 2011. He has a degree in Business Administration from Universidad de Lima and a Master’s in Business Administration from the Kellogg School of Management. In the past, Mr. Larrea worked as Corporate Development Director of General Electric for Peru, Ecuador and Bolivia. He served as our Zinc Business Manager for a year and as our Corporate Finance Head for five years.

Corporate Social Responsibility Manager

Carlos Paúl Cateriano Alzamora

Mr. Cateriano has been our Corporate Social Responsibility Manager since June 2012. Previously, he was our Human Resources Manager from 2006 to 2012 He has a degree in Mechanical Engineering from the Pontificia Universidad Católica del Peru and has pursued different studies in the Advanced Management Program at the Universidad de Piura. Prior to joining our company, Mr. Cateriano worked as Human Resources Deputy Manager at Banco Wiese Sudameris S.A. (acquired by Scotiabank Perú S.A.A.) from 1999 to 2006. In addition, he has worked as Head of Training at Banco Santander Perú S.A. from 1995 to 1999, and as a consultant at Polimeros y Adhesivos S.A. from 1995 to 1998.

Operations Manager Piura, Cement Plant

Oscar Antonio Vela Damonte

Mr. Vela joined Cementos Pacasmayo in 1986 and has worked in several positions within the company. In 2012 he was appointed Operations Manager for the new cement plant that is being built in Piura. Mr. Vela holds a degree in Mechanical Engineering and a Master’s in Management from the Universidad de Piura.

Operations Manager, Pacasmayo and Rioja Cement Plant

Hugo Pedro Villanueva Castillo

Mr. Villanueva has been our Operations Manager for the Pacasmayo and Rioja cement plant since 2012. From July 2005 to January 2012, he held that same position at Cementos Selva S.A. Furthermore, Mr. Villanueva has 15 years of working experience in different positions within the company. Mr. Villanueva holds a Master’s degree in Business from EGADE and completed the Program for Senior Management PAG INCAE in Costa Rica.

Financial Information

a) Liquidity

Liquidity Ratios	2010	2011	2012
Current ratio (Current assets / Current liabilities)	1.39	2.13	4.75
Acid test (Cash — banks & accounts. Receivable / Current liabilities)	0.73	1.42	3.02

The current ratio increased from 2.13 in 2011 to 4.75 in 2012. This increase was due mainly to the increase in cash resulting from the issue of new shares, an increase in the inventory account and a reduction of the debt.

The acid test or ratio increase from 1.42 in 2011 to 3.02 in 2012 was essentially due to the increase in cash and a reduction of the debt.

b) Capital and Financing:

Debt-to-Equity Ratio	2010	2011	2012
Total Liabilities / Total Assets	0.37	0.45	0.20
Total Net Assets / Total Assets	0.63	0.55	0.80

The proportion of assets financed by third parties decreased from 0.44 in 2011 to 0.20 in 2012, due to the increase in total assets, which is explained by the increase in the cash account and the decrease in liabilities, which can in turn be explained by a reduction of the debt.
Assets financed by the net assets of the Company increased from 0.55 in 2011 to 0.80 in 2012, as a consequence of the increase in the cash account resulting from the issue of new shares.

c) Economic Results:

Profit Ratios	2010	2011	2012
Operating Margin	37.46%	11.95%	19.71%
Net Margin	24.84%	6.58%	13.30%

The margins for 2012 increased with respect to those for 2011 due to an increase in the gross margin and to an absence of the negative effect of the zinc business that occurred in 2011.

MONTHLY SHARE PRICES OF CEMENTOS PACASMAYO ON THE BOLSA DE VALORES DE LIMA (BVL — LIMA STOCK EXCHANGE)

 INFORMATION FOR YEAR 2012 IN NEW SOLS

Common and Investment Shares:

Mnemonic: CPACASC1 - CPACASI1

CEMENTOS PACASMAYO S.A.A.
Variable Income

ISIN Code	Mnemonic	Year -	PRICES 2012				Average
		Month	Open S/.	Close S/.	Highest S/.	Lowest S/.	Price S/.

PEP239501005	CPACASC1	2012-01	5.75	6.90	6.90	5.65	6.29
PEP239501005	CPACASC1	2012-02	6.90	6.00	6.90	5.78	6.23
PEP239501005	CPACASC1	2012-03	6.04	6.50	6.50	6.00	6.29
PEP239501005	CPACASC1	2012-04	6.50	6.48	6.80	6.30	6.58
PEP239501005	CPACASC1	2012-05	6.48	5.72	6.48	5.72	6.04
PEP239501005	CPACASC1	2012-06	5.70	5.45	6.03	5.45	5.76
PEP239501005	CPACASC1	2012-07	5.45	4.95	5.56	4.95	5.16
PEP239501005	CPACASC1	2012-08	5.00	4.86	5.05	4.75	4.95
PEP239501005	CPACASC1	2012-09	4.86	5.90	5.95	4.86	5.59
PEP239501005	CPACASC1	2012-10	5.90	6.00	6.02	5.80	5.88
PEP239501005	CPACASC1	2012-11	6.00	6.45	6.51	5.97	6.36
PEP239501005	CPACASC1	2012-12	6.55	6.80	6.85	6.38	6.53
PEP239505006	CPACASI1	2012-01	4.45	5.60	5.60	4.45	4.81
PEP239505006	CPACASI1	2012-02	6.00	6.00	6.00	6.00	6.00
PEP239505006	CPACASI1	2012-03	6.00	6.00	6.00	6.00	6.00
PEP239505006	CPACASI1	2012-04	5.90	5.80	5.90	5.80	5.83
PEP239505006	CPACASI1	2012-05	5.80	5.80	5.80	5.80	5.80
PEP239505006	CPACASI1	2012-06	-.-	-.-	-.-	-.-	-.-
PEP239505006	CPACASI1	2012-07	-.-	-.-	-.-	-.-	-.-
PEP239505006	CPACASI1	2012-08	5.00	5.00	5.00	5.00	5.00
PEP239505006	CPACASI1	2012-09	5.00	5.00	5.00	4.99	5.00
PEP239505006	CPACASI1	2012-10	4.95	4.75	5.00	4.50	4.51
PEP239505006	CPACASI1	2012-11	4.80	5.85	5.85	4.80	5.39
PEP239505006	CPACASI1	2012-12	5.95	5.95	5.95	5.92	5.92

MONTHLY SHARE PRICES OF CEMENTOS PACASMAYO ON THE NEW YORK STOCK EXCHANGE (NYSE)

 INFORMATION FOR FISCAL YEAR 2012 IN USD

ADRs

Mnemonic: CPAC

	PRICES 2012
Year - Month	Open USD	Close USD	Highest USD	Lowest USD
2012-2	11.50	11.50	11.93	10.93
2012-3	11.50	11.45	11.76	10.87
2012-4	11.59	12.23	12.77	11.59
2012-5	12.24	11.25	12.54	10.66
2012-6	11.17	10.21	11.45	9.95
2012-7	10.10	9.35	10.72	9.30
2012-8	9.42	9.36	9.57	9.10
2012-9	9.42	9.36	9.57	9.10
2012-10	11.32	11.85	11.85	10.87
2012-11	11.77	12.66	12.94	11.57
2012-12	13.11	13.36	14.26	11.91

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: March 5, 2013